Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company; E. I. du
Pont de Nemours and Company; DowDuPont Inc.

Commission File No.: 001- 00815

CEO TOWN HALL INSIDE THE OVAL ARTICLE

ED BREEN HOSTS CEO TOWN HALL

DuPont Chair & CEO Discusses 2016 Progress and the Company’s Historic “Journey to Three”

Chair and CEO Ed Breen held his first global Town Hall meetings on Thursday, April 28.  Ed used the opportunity to touch on a variety of topics that are top of mind for colleagues throughout the company, providing his perspectives on … the company’s historic path toward its intended merger with Dow.

An Update on Our Journey to Three

His focus then turned to our path ahead — and the topic on everyone’s minds — our progress toward the proposed merger with Dow followed by our intention to separate into three highly focused, industry leading independent companies.

First, Ed underscored how important this merger is to DuPont’s future.  “We wanted to control our own destiny...”

By first combining forces with Dow and its portfolio of complementary businesses, the three intended spinoff companies will be built from positions of strength. He said, “We’re going to have a world-leading Material Science company… and one of the leading Specialty Products companies.  And we will be the leading Ag company.”

The resulting independent companies each will continue DuPont and Dow’s legacies as two of the leading science and innovation enterprises in the world.

Shareholders of both companies still have to approve the merger, and those votes are expected to occur this summer. Officers of the merged company also will  be named, including the chief operating officers for the three divisions—Agriculture, Material Science and Specialty Products.

After the merger is complete (the transaction is expected to close in the second half of 2016), Ed said, “We will start running as three divisions… but still under the one umbrella.” He estimates that the spins will occur no later than 18 to 24 months after the closing of the merger. During that time, DowDuPont will report financial performance for the overall company, as well as for the three divisions.

Some excerpts from Ed’s responses to colleague questions:

•      On retaining talent: “This is the tough phase right now. I promise you the excitement is going to build. When you get to MergeCo [after close], things really change; people can see the opportunity and the growth. As soon as we can get clarity for everyone, the more people can calm down and say, ‘I get this.’  That’s when people can really say, ‘I want to be here.’”

View video clips from Ed’s Town Hall and images from meeting sites around the world below.

SLIDESHOW OF IMAGES HERE

Video Clip 1

Video Clip 2

Transcript of CLIP #2: Our Path Ahead — Merger with Dow

That really tees us up now for what’s next. And, what’s next is the announcement we have, I’d say pretty historic announcement by the way. It’s a huge deal, it’s a complex deal. There’s nothing easy about this. I will tell you though we will get through it, and the sun will be very good on the other side when we come through it. We are creating three world class companies as we go through this process and we wanted to control our own destiny and this allows us to control our destiny…to still stay as one of the leading innovation platforms in the world. In fact we’re going to have more hours spent on innovation once we accomplish this, in all our sets of businesses than we had as DuPont alone.

So we’re going to have a world leading Material Science company, one of the leading, not the biggest, but one of the leading Specialty Products companies and we will be the leading Ag Company and when we get done with that they will have significant R&D and real focus to our end customers.

So, kinda let me talk about the path ahead here. There are hundreds of you in the company already working on the merger with Dow but many of you are not and some of you are hearing rumors of things that are true and probably things that aren’t true, but what we have set up is a steering committee and you could see the names of some of the senior people from both companies and we meet regularly as a team. In fact we’re meeting tomorrow afternoon starting at three o’clock. So it is going to be a long week. So, anyway, that’s the team that meets and that team is really responsible at the top to get this thing organized right, move it along as fast as we can, speed is important, we don’t wanna make mistakes, but speed’s important so everyone, again, can get to the end state as fast as we can, and, and any really big tough decisions so they don’t keep moving around in the organizations will go up to the steering committee to make a final resolution on.

What we set up though a few weeks back or a month ago was the joint integration office and that’s staffed with a lot of people from both companies, Rick Olson — most of you know Rick — is leading that steering committee. It’s a lot of work, but you can see the core teams underneath this, how we’re organized, so we have our master planning team and you could see for design and integration to get us ready for day one when we merge the companies together. Obviously we have a big thing here that we’ve announced to our investor base and everyone. We have to get the value capture. We do have cost synergies, we have a lot of great revenue synergies which are really exciting by putting these companies together and, oh you have this, we have this, well we could do this, and so we’ve already identified, and I’m sure as all of you get involved, we’re going to identify way more revenue opportunities here and, and, new routes to markets and things that can leverage both companies, so there’ll be a lot more work done there.

[flash transition]

So, then what happens, and let me just walk you through this a little bit. We’re bringing the two companies together, on the left we have them, and what we do is we will bring them together under MergeCo with us and that team I told you will be announced very shortly, running the company at the senior level. It’s gonna be a very lean corporate structure at the very top because what we’re trying to accomplish here is push down the responsibilities into the three divisions because they’re gonna end up being the three public companies and that’s where all the responsibility should lie at some point.

So, what we will do is bring them together under MergeCo so the Ag business from Dow will come in, our Ag business, but they’ll still be kinda at least day one because we’re not allowed legally to do this ahead of time, they’ll just all be brought under the same umbrella.

Then what we will do is we will very quickly move to integrating them together, so Dow Ag, our Ag together as a division. Specialty at their end, our end together as a business. Our business is going over to performance materials and then create material company and we will do that as quickly as we can. So that’s when some things will maybe feel a little different for you from the standpoint if you’re a person, or you’re a corporate person here, you’ll be a corporate person at one of the companies and we will start running as three independent companies but they’re still under the one umbrella so they’re basically divisions, but we will run that way as quickly as we can. We want to be able to communicate very quickly with our customers. We don’t want to miss a beat as we go through this process….

So, again, this is a lot. I don’t wanna downplay it and it is a lot of change. Again, we will communicate with you as quickly as we can on everything but that’s kinda the path that we see and the journey we see going forward.

[fade out]

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 (File No. 333-209869) (as may be amended from time to time, the “Preliminary Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also will constitute a prospectus of DowDuPont. These materials are not final and may be amended. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or definitive registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Preliminary Registration Statement and the definitive versions of these materials and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Preliminary Registration Statement, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Preliminary Registration Statement, which are filed with the SEC.  A more complete description will be available in the definitive registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Preliminary Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Preliminary Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.